
02033782


Ready

Shoe Carnival, Inc.

2001 Annual Report

FAMILY

FUN

GREAT

VALUES

WOMENS

FREE PRIZE

$1.00 OFF

$2.00 OFF

$1.00 OFF & FREE SPIN

We're Glad You're Here!!

citement!

Shoe Carnival is a leading retailer of family footwear operating 182 stores in the Midwest, South and Southeast regions of the United States. The combination of an entertaining shopping environment in a large store format, value pricing, low cost structure and advanced information systems distinguishes Shoe Carnival from our competitors. We create value for our shareholders by providing value to our customers. The Shoe Carnival shopping experience is unlike any other retail shopping experience.



CASUAL
COMFORT
SPORT
Rockport

For


AISLE X
JUNIORS
AISLE Y
WOMENS
SKECHERS



Talk about
a fun experience

The essence of Shoe Carnival is having fun while you shop for shoes. There is no shopping experience comparable to it. The focal point of the Shoe Carnival experience is the "mike" person, who runs the show, greets customers, organizes contests and games, monitors sales and margins, and controls the pace of the daily promotions. We involve the customer in a variety of ways to create a sense of urgency – to buy now during this special price offer, or to win a contest for an individual discount. Shoe Carnival is a *UNIQUE* retail shoe store.

Step inside the Money Machine

People love sales. They love paying less for brand name shoes. Everyday at Shoe Carnival is a sale day. For those lucky people who get to try our "Money Machine," it's an even better day. They get a chance at real cash and "Carnival Cash." The resulting excitement is typical of all the games and contests at Shoe Carnival. When you add bold graphics, brand name displays, large product selection and upbeat music – you create a unique shopping experience. One that entices customers to buy and keeps them coming back.


MONEY MACHINE
CASH
ONE DOLLAR
$1

Shoe Carnival is value-priced, brand name footwear for the whole family. Quality shoes, boots, sandals and athletic wear at great prices. Games like our Spin-N-Win™ create a fun, exciting and engaging atmosphere for shoppers. Our in-season promotions increase inventory turns and yield higher gross profits. Our customers win and we win, too.

Turn shopping into fun and excitement



Free Prize
$1.00 OFF
$5.00 OFF
$1.00 OFF
$2.00 OFF
$3.00 OFF
$1.00 OFF
$1.00 OFF

Athletic footwear is a big deal at Shoe Carnival. And so are brand names. Together they are a potent combination. A large store format with 30,000 pairs of shoes means the whole family can find the shoes they want, at the prices Mom and Dad can afford. Divided into athletic, men's, women's and children's and grouped by style – everything is easy to find. Games for the kids help make the experience one that is fun for the entire family. Everybody loves new shoes!

Score big value for your money


SHO
CARNI

Walk away totally satisfied

Our concept encourages impulse buying and multiple pair sales. In fact, customers often buy more than they intended. Our value-priced shoes and promotional events leave them feeling satisfied. And that's helped make Shoe Carnival one of the largest and fastest-growing, independent family footwear retail chains in the U.S.



Financial Highlights

Shoe Carnival, Inc.

	Fiscal Years			Percent Change		
	2001	2000	1999	2001/00	2000/99	1999/98
Sales (000's)	**$476,556**	$418,164	$339,929	14.0%	23.0%	21.3%
Net Income (000's)	**$ 12,575**	$ 9,723	$ 11,961	29.3%	(18.7)%	17.0%
Per Share:						
Net Income (diluted)	**$ 1.01**	$ .78	$ .88	29.5%	(11.4)%	15.8%
Shareholders' Equity	**$ 9.07**	$ 8.05	$ 7.15	12.6%	12.6%	14.0%
Stores at year-end	**182**	165	138	10.3%	19.6%	24.3%

Table of Contents

Simply — We outperformed the industry in 2001.

Many negative factors impacted the softgoods retail scene last year; a weakened U.S. economy, terrorist activities, unseasonable weather patterns in the spring and winter seasons, and, with the exception of denim, the lack of a strong fashion direction in women's apparel. Region-specific issues either exacerbated or alleviated poor economic conditions on a relative, store-for-store basis.

Letter to Shareholders

While all of these factors had an effect on our business, the combination of our unique store concept and the ability of our management team to react to changing market conditions resulted in Shoe Carnival's most profitable year ever.

Net earnings and earnings per share increased almost 30 percent to $12.6 million, or $1.01 per share, in 2001 from $9.7 million, or $.78 per share, in 2000. The $10 million, 1.4 million share common stock repurchase program we completed in 2000 generated an increase in earnings per share of almost $.08 in 2001 – definitely a worthwhile investment.

Sales for the year 2001 rose 14 percent to a record $477 million from $418 million in 2000. Our comparable store sales were positive for the fifth year in a row and have now accelerated in each of the past three years. We achieved market share gains in many of our key markets, as many of our competitors realized comp-store sales declines last year.

Jeans have been the fashion choice for virtually every age, male and female. Due in part to this trend, our athletic product sales started the year very strongly and got even better as the year unfolded. We see this fashion direction continuing, and we expect the athletic category to generate solid revenue growth in 2002.

The gross profit margin for the year decreased to 28.4 percent in 2001 from 28.7 percent in the prior year. While the gross margin remained stable through the third quarter, the holiday sales period in the fourth quarter was very competitive and promotional. Additionally, boot sales in early winter were slower than expected for most retailers, including Shoe Carnival. Consequently, we placed special emphasis on clearing our boot inventories in late December and January. The combination of these two factors resulted in a decline in the fourth quarter gross margin.

We recognize that heavy, in-season markdowns and clearance sales of slow-selling product negatively impact gross margins on a short-term basis. However, we firmly believe that our continued success over the last five years is at least partially attributable to keeping our inventory fresh from one selling season to the next.

We expect the 2002 gross profit margin to improve slightly over last year. Our merchants are going to buy more conservatively in the high-fashion categories with the intent of reducing markdown exposure.

In the Letter to Shareholders from our 1996 Annual Report, we told you that a *"...highly focused and tightly controlled inventory – consisting of more desirable name brand merchandise – will result in higher comparable store sales and enhanced gross profit margins."* Adherence to this principle resulted in compounded growth in earnings per share of 25 percent for the last five years. We are just as committed to this principle today as we were five years ago. Thus, we are intent on narrowing our product assortments, eliminating product lines that do not generate adequate returns on investment and turning our inventory even faster than last year.

Selling, general and administrative expenses fell to 23.7 percent of sales in 2001 from 24.1 percent of sales in 2000. We slowed our store expansion in 2001 due to the uncertain economic outlook. We made the right decision, as you can see by our 30 percent earnings improvement. By opening only 18 new stores in 2001 versus the 32 stores opened in 2000, we decreased new store pre-opening expenses by $1.2 million, or 0.3 percent of total sales.

Our plan of approximately 25 new store openings this coming year infers higher pre-opening costs. However, we expect to leverage administrative costs against a higher sales base, and therefore, we are planning to slightly reduce total selling, general and administrative costs as a percent of sales.

Annual operating earnings for 2001 grew to $22.4 million, or 4.7 percent of sales from $19.2 million, or 4.6 percent of sales in the year prior. We plan to drive the operating margin back above five percent in 2002 and, if the economy improves and the competitive pressure on the gross margin eases somewhat, we could see the operating margin climb towards the six percent level within the next two years.

During 2001, we restructured our buying organization and revamped our information systems, providing a platform for our merchants to better tailor product assortments for each store. This year, we should begin to see significant benefits from these changes as we get past the initial hurdles we faced from this huge undertaking.

We will increase the funding of technology investments in 2002, including those associated with our point-of-sale systems, merchandise planning systems, distribution center and information systems platforms. A special emphasis will be placed on upgrading and evolving the Shoe Carnival concept in 2002.

We welcome James Aschleman to the Shoe Carnival Board of Directors. Jim is a partner with the law firm of Baker & Daniels and his legal expertise has been instrumental in guiding Shoe Carnival through the many legal challenges of securities regulations, corporate finance matters and corporate governance issues since Shoe Carnival became a publicly-held company. We feel Jim's knowledge and experience adds a unique dimension to our existing Board of Directors.

We would like to thank and congratulate our Shoe Carnival associates on their accomplishments during the last year and, more importantly, their consistent performance over the last five years. Since 1996, our management group has transformed the Shoe Carnival concept from a private-label, deep-discount operation into a highly respected, family-oriented retailer of top quality, branded footwear. In five years, we have:

1. Doubled the number of stores in operation to 182 at year-end 2001;
2. Achieved a 15 percent compounded annual growth rate in sales;
3. Generated comparable store sales increases in each of those years;
4. Achieved a 25 percent compounded annual growth rate in earnings per share; and
5. Almost tripled Shoe Carnival's total Market Value.

Owing to these accomplishments, both short-term and long-term, your company was recognized as the "2001 Chain Retailer of the Year" by *Footwear News*, a leading trade publication. Additionally, Shoe Carnival was named by *Forbes Magazine* as one of the "200 Best Small Companies." We are very proud of this particular designation because it recognizes a very high-performance level over a five-year period.

We intend to use this five-year performance as a springboard for the next five years. Our current plans include buying more conservatively, turning our inventory faster and tightly controlling overhead costs. Thus, we have positioned ourselves to be even more competitive in 2002 than 2001, even if the U.S. economy continues to be weak. When the economy rebounds, competitive pressures ease and the gross margin improves, we believe this strategy will lead to even greater profitability.

Sincerely,



J. Wayne Weaver
Chairman of the Board



Mark L. Lemond
President and
Chief Executive Officer

Sales
in millions

1996	1997	1998	1999	2000	2001
$234	$247	$280	$340	$418	$477

Net Income
in millions

1996	1997	1998	1999	2000	2001
$4.1	$7.4	$10.2	$12.0	$9.7	$12.6

Store Locations

Stores by state as of February 2, 2002



Corporate Headquarters
Evansville, Indiana

Alabama
Birmingham
Decatur
Dothan
Florence
Huntsville
Montgomery
Tuscaloosa

Arkansas
Fayetteville
Fort Smith
Hot Springs
Jonesboro
North Little Rock

Florida
Daytona Beach
Jacksonville
Orlando
Pensacola
Tampa (4)

Georgia
Athens
Atlanta (8)
Augusta
Macon (2)

Illinois
Bloomington
Bradley
Carbondale
Champaign
Chicago (8)
Fairview Heights
Geneva
Joliet
Moline
Peoria
Rockford
Springfield

Indiana
Anderson
Bloomington
Clarksville
Evansville (3)
Ft.Wayne (2)
Indianapolis (4)
Kokomo
Lafayette
Merrillville
Mishawaka
Muncie
Plainfield
Schererville
Terre Haute

Iowa
Des Moines (2)

Kansas
Kansas City
Witchita

Kentucky
Bowling Green
Elizabethtown
Florence
Frankfort
Lexington (2)
Louisville (3)
Owensboro
Paducah

Louisiana
Alexandria
Baton Rouge
Lafayette
Lake Charles

Maryland
Hanover

Michigan
Detroit
Grand Rapids (3)
Holland
Muskegon

Mississippi
Gulfport
Jackson
Meridian
Southaven
Tupelo

Missouri
Cape Girardeau
Independence
Joplin
Odessa
Springfield
St. Joseph
St. Louis (8)

North Carolina
Asheville
Charlotte
Fayetteville
Garner
Gastonia
Greensboro
Greenville
Hickory
Jacksonville
Mooresville
Rocky Mount
Wilmington
Winston-Salem

Ohio
Cincinnati (5)
Dayton
Lima
Toledo (3)

Oklahoma
Oklahoma City (2)
Tulsa (3)

South Carolina
Anderson
Charleston (2)
Columbia (2)
Greenville (2)
Spartanburg

Tennessee
Chattanooga (2)
Clarksville
Jackson
Memphis (2)
Murfreesboro
Nashville (4)
Sevierville

Texas
Amarillo
College Station
Corpus Christi
Katy
Killeen
Lubbock
Midland
San Marcos
Temple
Tyler
Waco

Virginia
Danville
Hampton
Richmond (3)

West Virginia
South Charleston

Wisconsin
Janesville

Selected Financial Data

Shoe Carnival, Inc.

(In thousands, except share and operating data)

Fiscal years[1]	**2001**	2000	1999	1998	1997
Income Statement Data					
Net sales	**$476,556**	$418,164	$339,929	$280,157	$246,520
Cost of sales (including buying, distribution and occupancy costs)	**341,425**	298,233	238,097	196,141	173,953
Gross profit	**135,131**	119,931	101,832	84,016	72,567
Selling, general and administrative expenses	**112,736**	100,692	80,888	66,464	59,438
Operating income	**22,395**	19,239	20,944	17,552	13,129
Interest expense	**2,275**	3,168	1,010	507	912
Income before income taxes	**20,120**	16,071	19,934	17,045	12,217
Income tax expense	**7,545**	6,348	7,973	6,818	4,826
Net income	**$ 12,575**	$ 9,723	$ 11,961	$ 10,227	$ 7,391
Net income per share:					
Basic	**$ 1.04**	$ .79	$ .90	$ .78	$ .57
Diluted	**$ 1.01**	$ .78	$ .88	$ .76	$ .56
Average shares outstanding:					
Basic	**12,124**	12,354	13,284	13,150	13,049
Diluted	**12,483**	12,455	13,578	13,429	13,238
Selected Operating Data[2]					
Stores open at end of year	**182**	165	138	111	92
Square footage of store space at year-end (000's)	**2,104**	1,911	1,590	1,274	1,021
Average sales per store (000's)	**$ 2,743**	$ 2,744	$ 2,744	$ 2,791	$ 2,720
Average sales per square foot	**$ 237**	$ 237	$ 238	$ 250	$ 245
Comparable store sales	**3.0%**	2.5%	1.4%	3.6%	6.1%
Balance Sheet Data					
Working capital	**$ 91,276**	$ 87,691	$ 68,346	$ 47,668	$ 48,889
Total assets	**201,919**	187,351	162,853	120,761	96,201
Long-term debt and other indebtedness	**27,672**	41,137	22,338	1,361	6,133
Total shareholders' equity	**112,102**	96,313	93,345	82,667	71,609

(1) The Company's fiscal year is a 52/53 week year ending on the Saturday closest to January 31. Unless otherwise stated, references to years 2001, 2000, 1999, 1998, and 1997 relate respectively to the fiscal years ended February 2, 2002, February 3, 2001, January 29, 2000, January 30, 1999, and January 31, 1998. Fiscal year 2000 consisted of 53 weeks and the other fiscal years consisted of 52 weeks.

(2) Selected Operating Data has been adjusted to a comparable 52 week basis for 2000.

The Company's fiscal year consists of a 52/53 week period ending on the Saturday closest to January 31. Unless otherwise stated, references to the years 2001, 2000 and 1999 relate respectively to the fiscal years ended February 2, 2002, February 3, 2001, and January 29, 2000. Fiscal years 2001 and 1999 consisted of 52 weeks and fiscal year 2000 consisted of 53 weeks.

Critical Accounting Policies

It is necessary for management to include certain judgements in the reported financial results of the Company. These judgements involve estimates that are inherently uncertain and actual results could differ materially from these estimates. The accounting policies that require the more significant judgements by management are:

Merchandise Inventories – Merchandise inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. In determining market value, management estimates the future sales price of items of merchandise contained in the inventory as of the balance sheet date. Factors considered in this determination include among others, current and recently recorded sales prices, the length of time product has been held in inventory and quantities of various product styles contained in inventory. The ultimate amount realized from the sale of certain product could differ materially from management's estimates.

Valuation of Long-lived Assets – The Company reviews long-lived assets whenever events or circumstances indicate the carrying value of an asset may not be recoverable. In evaluating whether an asset has been impaired, the Company projects the anticipated future cash flows expected to be generated by the assets. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Deferred Income Taxes – Estimates are made by management for deferred income taxes and the significant items giving rise to deferred assets and liabilities. These estimates include assessments of future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization. Actual income taxes could vary from these estimates due to among other factors future changes in the income tax laws or changes resulting from audit of tax returns by taxing authorities.

Results of Operations

The following table sets forth the Company's results of operations expressed as a percentage of net sales for the following fiscal years:

	2001	2000	1999
Net sales	**100.0%**	100.0%	100.0%
Cost of sales (including buying, distribution and occupancy costs)	**71.6**	71.3	70.0
Gross profit	**28.4**	28.7	30.0
Selling, general and administrative expenses	**23.7**	24.1	23.8
Operating income	**4.7**	4.6	6.2
Interest expense	**0.5**	0.8	0.3
Income before income taxes	**4.2**	3.8	5.9
Income tax expense	**1.6**	1.5	2.4
Net income	**2.6%**	2.3%	3.5%

2001 Compared to 2000

Net Sales

Net sales increased $58.4 million to $476.6 million in 2001, a 14.0% increase over net sales of $418.2 million in 2000. The increase was attributable to the sales generated by the 18 stores opened in 2001, the effect of a full year's worth of sales for the 27 stores opened in 2000 (net of five stores closed) and a comparable store sales increase of 3.0%. Partially offsetting the sales increase was an additional week of sales included in 2000. Excluding the impact of the extra week of sales, total sales increased 15.5% from the year 2000 to the year 2001. The increase in comparable store sales was generated by athletic footwear and children's non-athletic footwear.

Gross Profit

Gross profit increased $15.2 million to $135.1 million in 2001, a 12.7% increase from gross profit of $119.9 million in 2000. The Company's gross profit margin decreased to 28.4% from 28.7% in 2000 due to a decrease in the merchandise gross profit margin. Buying, distribution and occupancy costs, as a percentage of sales, were flat with last year. The decrease in merchandise margins resulted from a decline in the gross profit margins realized from the sale and liquidation of fall and winter product during the fourth quarter. Due to unseasonably warm weather and a very competitive retail environment throughout the fourth quarter, it was necessary to take substantial markdowns, particularly in the seasonal dress and casual shoes, and boots.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $12.0 million to $112.7 million in 2001 from $100.7 million in 2000. As a percentage of sales, these expenses decreased 0.4% in 2001 primarily as a result of lower pre-opening costs. The aggregate of pre-opening expenses for the 18 new stores in 2001 was approximately $1.2 million, or 0.3% of sales, and $2.4 million, or 0.6% of sales, for the 32 new stores in 2000.

Interest Expense

Interest expense decreased to $2.3 million (net of interest income of $72,000) in 2001 from $3.2 million (net of interest income of $49,000) in 2000. The decrease was attributable to a lower effective interest rate. Partially offsetting the benefit of the lower interest rates was a slight increase in the average borrowings outstanding over last year. The weighted average interest rate on total debt was 5.6% in 2001 and 8.2% in 2000.

Income Taxes

The effective income tax rate decreased to 37.5% for 2001 from 39.5% for 2000. The decrease resulted from lower state income taxes. The effective income tax rate for both years differed from the statutory rate due primarily to state and local income taxes, net of the federal tax benefit.

2000 Compared to 1999

Net Sales

Net sales increased $78.2 million to $418.2 million in 2000, a 23.0% increase over net sales of $339.9 million in 1999. The increase was attributable to the sales generated by the 27 stores opened in 2000 (net of five stores closed), the effect of a full year's worth of sales for the 27 stores opened in 1999 (net of one store closed), sales in the additional week included in 2000 and a comparable store sales increase of 2.5%. Increases in comparable store sales were realized in all major footwear categories with the exception of the women's non-athletic category.

Gross Profit

Gross profit increased $18.1 million to $119.9 million in 2000, a 17.8% increase from gross profit of $101.8 million in 1999. The Company's gross profit margin decreased to 28.7% from 30.0% in 1999. As a percentage of sales, the merchandise gross profit margin decreased by 1.0% and buying, distribution and occupancy costs increased by .3%. The decrease in merchandise margins resulted from a decline in the gross profit margins realized from the sale and liquidation of spring season product, particularly sandals and dress shoes. This was partially offset by higher gross margins realized on fall season product, especially women's, men's and children's boots. The increase in the buying, distribution and occupancy costs was largely the result of higher occupancy costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $19.8 million to $100.7 million in 2000 from $80.9 million in 1999. As a percentage of sales, these expenses increased .3% in 2000 primarily as a result of higher advertising costs. The aggregate of pre-opening expenses for the 32 new stores in 2000 was approximately $2.4 million, or .6% of sales, and $2.1 million, or 0.6% of sales, for the 28 new stores in 1999.

Interest Expense

Interest expense increased to $3.2 million (net of interest income of $49,000) in 2000 from $1.0 million (net of interest income of $32,000) in 1999. The increase was attributable to a higher effective interest rate and increased borrowings used to fund the Company's store expansion and the common share repurchase program. The weighted average interest rate on total debt was 8.2% in 2000 and 7.3% in 1999.

Income Taxes

The effective income tax rate for 2000 was 39.5% and 40.0% for 1999. The effective income tax rate for both years differed from the statutory rate due primarily to state and local income taxes, net of the federal tax benefit.

Liquidity and Capital Resources

The Company's sources and uses of cash are summarized as follows:

(000's) Fiscal years	2001	2000	1999
Net income plus depreciation and amortization	**$23,747**	$ 20,069	$20,339
Deferred income taxes	**116**	1,237	1,131
Working capital increases	**(1,594)**	(18,100)	(20,787)
Other operating activities	**61**	(96)	(328)
Net cash provided by operating activities	**22,330**	3,110	355
Net cash used in investing activities	**(9,369)**	(12,979)	(19,441)
Net cash used to repurchase common shares	**–**	(7,576)	(2,424)
Net cash (used in) provided by other financing activities	**(10,729)**	18,997	21,241
Net increase (decrease) in cash and cash equivalents	**2,232**	1,552	(269)
Cash and cash equivalents at beginning of year	**3,227**	1,675	1,944
Cash and cash equivalents at end of year	**$ 5,459**	$ 3,227	$ 1,675

The Company's primary sources of funds are cash flows from operations and borrowings under its revolving credit facility. Cash provided from operating activities was $22.3 million, $3.1 million and $355,000 in 2001, 2000 and 1999, respectively. Excluding changes in operating assets and liabilities, $23.9 million, $21.2 million and $21.1 million was provided by operating activities in 2001, 2000 and 1999, respectively. Merchandise inventories increased $12.6 million (10.3%) to $135.6 million at February 2, 2002, compared with $123.0 million at February 3, 2001. The increase in merchandise inventories resulted primarily from the 17 additional stores operated at February 2, 2002 (a 10.3% increase).

Working capital was $91.3 million at February 2, 2002 and $87.7 million at February 3, 2001. The current ratio at February 2, 2002, was 2.7 as compared to 3.1 at February 3, 2001. The decrease from the prior year was primarily a result of an increase in accounts payable and accrued and other liabilities. Long-term debt as a percentage of total capital (long-term debt plus shareholders' equity) decreased to 19.8% at February 2, 2002, as compared to 29.9% at February 3, 2001. Cash generated by operations in 2001 was used to pay down long-term debt.

Capital expenditures, net of lease incentives, were $9.8 million in 2001, $13.8 million in 2000 and $20.3 million in 1999. These amounts include $440,000, $783,000 and $808,000 of capital lease obligations incurred in 2001, 2000 and 1999, respectively. Of the 2001 expenditures, $6.6 million was incurred for new stores and $1.2 million was incurred for the remodeling of certain stores. The remaining capital expenditures in 2001 were primarily for various store improvements, loss prevention and technology.

Capital expenditures, including assets acquired through leasing arrangements but net of lease incentives, are expected to be $13 million to $14 million in fiscal 2002. The actual amount of cash required for capital expenditures depends in part on the number of new stores opened, the amount of lease incentives, if any, received from landlords and the number of stores remodeled. The opening of new stores will be dependent upon, among other things, the availability of desirable locations, the negotiation of acceptable lease terms and general economic and business conditions affecting consumer spending in areas the Company targets for expansion.

In fiscal 2002, the Company intends to open approximately 25 stores at an expected aggregate cost of between $8.5 million and $9 million. The remaining capital expenditures are expected to be incurred for store remodels, visual presentation enhancements and various other store improvements along with continued investments in technology.

The Company's current store prototype utilizes between 8,000 and 15,000 square feet depending upon, among other factors, the location of the store and the population base the store is expected to service. Net capital expenditures for a new store are expected to average approximately $350,000, including point-of-sale equipment which is generally acquired through equipment leasing transactions. The average inventory investment in a new store is expected to range from $450,000 to $750,000, depending on the size and sales expectation of the store and the timing of the new store opening. Pre-opening expenses, such as advertising, salaries and supplies, are expected to average approximately $75,000 per store. On a per-store basis, for the 18 stores opened during 2001, the initial inventory investment averaged $627,000, capital expenditures averaged $348,000 and pre-opening expenses averaged $67,000.

The Company's unsecured credit facility provides for up to $70 million in cash advances on a revolving basis and commercial letters of credit. Borrowings under the revolving credit line are based on eligible inventory. Cash generated by operations in 2001 was partially used to reduce the outstanding borrowings under this facility by $13 million. Borrowings outstanding under the credit facility were $27 million at February 2, 2002 and $40 million at February 3, 2001. Letters of credit outstanding at February 2, 2002 were $8.6 million. On March 18, 2002, the credit agreement was amended to extend the maturity date to March 31, 2004.

The Company anticipates that its existing cash and cash flow from operations, supplemented by borrowings under its revolving credit line will be sufficient to fund its planned expansion and other operating cash requirements for at least the next 12 months.

Significant contractual obligations as of February 2, 2002, and the periods in which payments are due include:

(000's)	Payments Due By Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Line of credit	$ 27,000		$27,000		
Capital leases	1,646	$ 923	676	$ 47	
Operating leases	179,672	25,798	47,590	40,978	$65,306
Total Contractual Cash Obligations	$208,318	$26,721	$75,266	$41,025	$65,306

See Note 5 for a discussion of long-term debt and Note 6 for a discussion of leases.

The Company has other commercial commitments in the form of letters of credit where payment is contingent upon the occurrence of certain events. As of February 2, 2002, letters of credit outstanding were $8.6 million.

Seasonality

The Company's quarterly results of operations have fluctuated, and are expected to continue to fluctuate in the future, primarily as a result of seasonal variances and the timing of sales and costs associated with opening new stores. Non-capital expenditures, such as advertising and payroll, incurred prior to the opening of a new store are charged to expense as incurred. Therefore, the Company's results of operations may be adversely affected in any quarter in which the Company incurs pre-opening expenses related to the opening of new stores.

The Company has three distinct peak selling periods: Easter, back-to-school and Christmas.

Factors That May Effect Future Results

This Annual Report contains certain forward looking statements that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: general economic conditions in the areas of the United States in which the Company's stores are located; changes in the overall retail environment and more specifically in the apparel and footwear retail sectors; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns, consumer buying trends and the ability of the Company to identify and respond to emerging fashion trends; risks associated with the seasonality of the retail industry; the availability of desirable store locations at acceptable lease terms and the ability of the Company to open new stores in a timely manner; higher than anticipated costs associated with the closing of underperforming stores; the inability of manufacturers to deliver products in a timely manner; and changes in the political and economic environments in the People's Republic of China, a major manufacturer of footwear, and the continued favorable trade relationships between China and the United States.

Market Risk

The Company is exposed to market risk in that the interest payable on the Company's Credit Agreement is based on variable interest rates and therefore is affected by changes in market rates. The Company does not use interest rate derivative instruments to manage exposure to changes in market interest rates. A 1% change in the weighted average interest rate charged under the Credit Agreement would have resulted in interest expense fluctuating by approximately $335,000 in 2001 and $370,000 in 2000.

Report of Management

Management of the Company is responsible for the preparation, integrity and objectivity of the financial information included in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts which are based upon estimates and judgments by management.

Management maintains internal accounting control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records may be relied upon for the preparation of financial statements and other financial information. This system of internal controls has been designed and is maintained in recognition of the concept that the cost of controls should not exceed the benefit derived therefrom.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal control systems and the scope and results of the annual audit. Representatives of the independent auditors have free access to the Audit Committee and the Board of Directors.

The Company's consolidated financial statements have been audited by Deloitte & Touche LLP, whose report, which follows, expresses an opinion as to the fair presentation of the financial statements and is based on an independent audit performed in accordance with generally accepted auditing standards.

Independent Auditors' Report

To the Board of Directors and Shareholders of Shoe Carnival, Inc.:

We have audited the accompanying consolidated balance sheets of Shoe Carnival, Inc., as of February 2, 2002 and February 3, 2001 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended February 2, 2002, February 3, 2001 and January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Shoe Carnival, Inc., at February 2, 2002 and February 3, 2001 and the results of its operations and its cash flows for the years ended February 2, 2002, February 3, 2001 and January 29, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
San Francisco, California
March 8, 2002
(March 18, 2002 as to Note 5)

Consolidated Balance Sheets

Shoe Carnival, Inc.

(In thousands)

	February 2, 2002	February 3, 2001
Assets		
Current Assets:		
Cash and cash equivalents	**$ 5,459**	$ 3,227
Accounts receivable	**1,298**	1,067
Merchandise inventories	**135,648**	123,035
Deferred income tax benefit	**449**	728
Other	**1,816**	1,434
Total Current Assets	**144,670**	129,491
Property and equipment-net	**57,249**	57,860
Total Assets	**$201,919**	$187,351
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	**$ 42,108**	$ 33,030
Accrued and other liabilities	**10,452**	7,896
Current portion of long-term debt	**834**	874
Total Current Liabilities	**53,394**	41,800
Long-term debt	**27,672**	41,137
Deferred lease incentives	**4,197**	3,651
Deferred income taxes	**4,223**	4,386
Other	**331**	64
Total Liabilities	**89,817**	91,038
Shareholders' Equity:		
Common stock, $.01 par value, 50,000 shares authorized 13,363 shares issued	**134**	134
Additional paid-in capital	**64,752**	64,288
Retained earnings	**54,251**	41,676
Treasury stock, at cost, 1,000 and 1,406 shares	**(7,035)**	(9,785)
Total Shareholders' Equity	**112,102**	96,313
Total Liabilities and Shareholders' Equity	**$201,919**	$187,351

See notes to consolidated financial statements

Consolidated Statements of Income

Shoe Carnival, Inc.

(In thousands, except per share data)

Fiscal years ended	**February 2, 2002**	February 3, 2001	January 29, 2000
Net sales	**$476,556**	$418,164	$339,929
Cost of sales (including buying, distribution and occupancy costs)	**341,425**	298,233	238,097
Gross profit	**135,131**	119,931	101,832
Selling, general and administrative expenses	**112,736**	100,692	80,888
Operating income	**22,395**	19,239	20,944
Interest expense	**2,275**	3,168	1,010
Income before income taxes	**20,120**	16,071	19,934
Income tax expense	**7,545**	6,348	7,973
Net income	**$ 12,575**	$ 9,723	$ 11,961
Net income per share:			
Basic	**$ 1.04**	$ .79	$ .90
Diluted	**$ 1.01**	$ .78	$ .88
Average shares outstanding:			
Basic	**12,124**	12,354	13,284
Diluted	**12,483**	12,455	13,578

See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity

Shoe Carnival, Inc.

(In thousands)

	Common Stock			Additional Paid-In	Retained	Treasury	
	Issued	Treasury	Amount	Capital	Earnings	Stock	Total
Balance at January 30, 1999	13,179	0	$ 132	$62,543	$19,992	$ 0	$ 82,667
Exercise of stock options	153		1	1,002			1,003
Employee stock purchase plan purchases	13			138			138
Common stock repurchased		(292)				(2,424)	(2,424)
Net income					11,961		11,961
Balance at January 29, 2000	13,345	(292)	133	63,683	31,953	(2,424)	93,345
Exercise of stock options	18	17	1	605		90	696
Employee stock purchase plan purchases		22				125	125
Common stock repurchased		(1,153)				(7,576)	(7,576)
Net income					9,723		9,723
Balance at February 3, 2001	13,363	(1,406)	134	64,288	41,676	(9,785)	96,313
Exercise of stock options		392		464		2,622	3,086
Employee stock purchase plan purchases		14				128	128
Net income					12,575		12,575
Balance at February 2, 2002	**13,363**	**(1,000)**	**$ 134**	**$64,752**	**$54,251**	**$(7,035)**	**$112,102**

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

Shoe Carnival, Inc.

(In thousands)

Fiscal years ended	**February 2, 2002**	February 3, 2001	January 29, 2000
Cash Flows From Operating Activities			
Net income	**$ 12,575**	$ 9,723	$ 11,961
Adjustments to reconcile net income			
to net cash provided by operating activities:			
Depreciation and amortization	**11,172**	10,346	8,378
Loss on retirement of assets	**283**	321	35
Deferred income taxes	**116**	1,237	1,131
Other	**(222)**	(417)	(363)
Changes in operating assets and liabilities:			
Merchandise inventories	**(12,613)**	(18,305)	(29,340)
Accounts receivable	**(231)**	(373)	(128)
Accounts payable and accrued liabilities	**11,650**	844	8,628
Other	**(400)**	(266)	53
Net cash provided by operating activities	**22,330**	3,110	355
Cash Flows From Investing Activities			
Purchases of property and equipment	**(10,395)**	(14,029)	(20,478)
Lease incentives	**1,026**	1,048	1,016
Other	**–**	2	21
Net cash used in investing activities	**(9,369)**	(12,979)	(19,441)
Cash Flows From Financing Activities			
Borrowings under line of credit	**417,525**	413,400	203,625
Payments on line of credit	**(430,525)**	(394,400)	(182,625)
Payments on long-term debt	**(943)**	(824)	(899)
Proceeds from issuance of stock	**3,214**	821	1,140
Common stock repurchased	**–**	(7,576)	(2,424)
Net cash (used in) provided by financing activities	**(10,729)**	11,421	18,817
Net increase (decrease) in cash and cash equivalents	**2,232**	1,552	(269)
Cash and cash equivalents at beginning of year	**3,227**	1,675	1,944
Cash and Cash Equivalents at End of Year	**$ 5,459**	$ 3,227	$ 1,675
Supplemental disclosures of cash flow information:			
Cash paid during year for interest	**$ 2,506**	$ 2,013	$ 901
Cash paid during year for income taxes	**7,226**	4,627	6,443
Capital lease obligations incurred	**440**	783	808

See notes to consolidated financial statements

Note 1 – Organization and Description of Business

The consolidated financial statements include the accounts of Shoe Carnival, Inc. and its wholly-owned subsidiary SCHC, Inc. (collectively the "Company"). Shoe Carnival, Inc., was incorporated on February 25, 1988 under the name of DAR Group Investments, Inc. The Company changed its name to Shoe Carnival, Inc., on January 15, 1993. SCHC, Inc. was incorporated on May 1, 2001, and has a wholly-owned subsidiary SCLC, Inc. which was incorporated on February 1, 1999. On May 1, 2001, the ownership of SCLC, Inc. was transferred from Shoe Carnival, Inc. to SCHC, Inc. The Company's primary activity is the sale of footwear and related products through Company-operated retail stores in the Midwest, South and Southeastern regions of the United States.

Note 2 – Summary of Significant Accounting Policies

Fiscal Year
The Company's fiscal year consists of a 52/53 week period ending on the Saturday closest to January 31. Unless otherwise stated, references to the years 2001, 2000 and 1999 relate respectively to the fiscal years ended February 2, 2002, February 3, 2001 and January 29, 2000. Fiscal years 2001 and 1999 consisted of 52 weeks and fiscal 2000 consisted of 53 weeks.

Cash and Cash Equivalents
The Company considers all certificates of deposit and other short-term investments with an original maturity date of three months or less to be cash equivalents.

Merchandise Inventories
Merchandise inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. In determining market value, management estimates the future sales price of items of merchandise contained in the inventory as of the balance sheet date. Factors considered in this determination include among others, current and recently recorded sales prices, the length of time product has been held in inventory and quantities of various product styles contained in inventory. The ultimate amount realized from the sale of certain product could differ materially from management's estimates.

Property and Equipment
Property and equipment is stated at cost. Depreciation and amortization of property, equipment and leasehold improvements are provided on the straight-line method over the shorter of the estimated useful lives of the assets or the applicable lease terms. Lives used in computing depreciation and amortization range from two to 30 years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures which materially increase values, improve capacities or extend useful lives are capitalized. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in operations.

Deferred Lease Incentives
All incentives received from landlords for leasehold improvements and fixturing of new stores are recorded as deferred income and amortized over the life of the lease on a straight-line basis as a reduction of rental expense.

Revenue Recognition
Sales are recorded net of an estimate for returns and allowances.

Store Opening Costs
Non-capital expenditures, such as advertising, payroll and supplies, incurred prior to the opening of a new store are charged to expense in the period they are incurred.

Advertising Costs
Print, radio and television communication costs are generally expensed when incurred. Internal production costs are expensed when incurred and external production costs are expensed in the year the advertisement first takes place. Advertising expenses included in selling, general and administrative expenses were $22.8 million in 2001, $19.7 million in 2000 and $14.8 million in 1999.

Comprehensive Income
Statement of Financial Accounting Standards ("SFAS") No. 130, "Comprehensive Income," requires the presentation of comprehensive income, in addition to the existing income statement. Comprehensive income is defined as the change in equity during a period from transactions and other events, excluding changes resulting from investments by owners and distributions to owners. For all years presented, there are no items requiring separate disclosure in accordance with this statement.

Segments of an Enterprise and Related Information
SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires the disclosure of segment related information based on how management makes decisions about allocating resources to segments and measuring their performance. The Company has one business segment that offers the same principal product and service throughout the Midwest, South and Southeastern regions of the United States. Based on the current organizational structure of the Company, the financial information presented is in compliance with this accounting pronouncement.

Derivative Instruments and Hedging Activities
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The Company has adopted SFAS No. 133 effective February 4, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position, results of operations or cash flows of the Company.

New Accounting Pronouncements
In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies

criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. Statement 142 requires goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead reviewed for impairment at least annually. SFAS No. 142 is effective for the Company's 2002 fiscal year. Management does not believe any impairment charges will result from the adoption of this statement.

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement 143 requires recording the fair market value of an asset retirement cost as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the Company's 2003 fiscal year. Management has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

In October 2001, the FASB issued Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." Statement 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the Company's 2002 fiscal year. Management does not expect the adoption of SFAS No. 144 will have a significant impact on the financial position or results from operations.

Use of Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions management is required to make. Actual results could differ from those estimates.

Note 3 – Property and Equipment-net

The following is a summary of property and equipment:

(000's)	**February 2, 2002**	February 3, 2001
Land	**$ 205**	$ 205
Buildings	**9,034**	8,953
Furniture, fixtures and equipment	**56,329**	50,899
Leasehold improvements	**37,607**	33,913
Equipment under capital leases	**4,259**	3,818
Total	**107,434**	97,788
Less accumulated depreciation and amortization	**50,185**	39,928
Property and equipment-net	**$ 57,249**	$57,860

Note 4 – Accrued and Other Liabilities

Accrued and other liabilities consisted of the following:

(000's)	**February 2, 2002**	February 3, 2001
Employee compensation and benefits	**$ 4,027**	$ 2,906
Accrued rent	**2,217**	1,863
Other	**4,208**	3,127
Total accrued and other liabilities	**$ 10,452**	$ 7,896

Note 5 – Long-Term Debt

Long-term debt consisted of the following:

(000's)	**February 2, 2002**	February 3, 2001
Credit agreement	**$ 27,000**	$ 40,000
Capital lease obligations (see Note 6)	**1,506**	2,011
Total	**28,506**	42,011
Less current portion	**834**	874
Total long-term debt, net of current portion	**$ 27,672**	$ 41,137

The Company has an unsecured credit agreement (the "Credit Agreement") with a bank group, which allows for both cash advances and the issuance of letters of credit. On March 24, 2000, the credit agreement was amended to increase the total facility to $55 million and extend the maturity date to March 31, 2002. On November 8, 2000, the credit agreement was amended to increase the total credit facility to $70 million and to extend the maturity date to March 31, 2003. On March 18, 2002, the credit agreement was amended to extend the maturity date to March 31, 2004.

Borrowings under the amended facility are based on eligible inventory and bear interest, at the Company's option, at the agent bank's prime rate (4.75% at February 2, 2002) minus 0.5% or LIBOR plus from 0.75% to 1.5%, depending on the Company's achievement of certain performance criteria. A commitment fee is charged, at the Company's option, at 0.3% per annum on the unused portion of the bank group's commitment or 0.15% per annum of the total commitment. The Credit Agreement contains various restrictive and financial covenants, including the maintenance of specific financial ratios. At February 2, 2002, outstanding letters of credit were approximately $8.6 million.

Note 6 – Leases

The Company leases all of its retail locations and certain equipment under operating leases expiring at various dates through 2015. One hundred and sixty-five leases provide for contingent rental payments of between 2% and 5% of sales in excess of stated amounts. Certain leases also contain escalation clauses for increases in minimum rentals, operating costs and taxes. In addition, the Company leases equipment under capitalized leases expiring at various dates through 2005.

Rental expense for the Company's operating leases consisted of:

(000's) Fiscal years	**2001**	2000	1999
Rentals for real property	**$ 25,670**	$ 22,102	$ 17,394
Equipment rentals	**446**	419	386
Total	**$ 26,116**	$ 22,521	$ 17,780

Future minimum lease payments at February 2, 2002, are as follows:

(000's) Fiscal years	Operating Leases	Capital Leases
2002	$ 25,798	$ 923
2003	24,934	454
2004	22,656	222
2005	20,991	47
2006	19,987	
Thereafter to 2014	65,306	
Minimum lease payments	$179,672	1,646
Less imputed interest at rates ranging from 7.5% to 9.3%		140
Present value of net minimum lease payments of which $834 is included in current liabilities		$ 1,506

The present value of minimum lease payments for equipment under capital lease is included in long-term debt (see Note 5).

Investment in equipment under capital lease, which is included in property and equipment, was:

(000's)	**February 2, 2002**	February 3, 2001
Equipment	**$ 4,259**	$ 3,818
Less accumulated amortization	**2,205**	1,485
Equipment under capital lease-net	**$ 2,054**	$ 2,333

Note 7 – Income Taxes

The provision for income taxes consisted of:

(000's) Fiscal years	**2001**	2000	1999
Current:			
Federal	**$ 6,845**	$ 4,518	$ 5,857
State	**584**	593	985
Total current	**7,429**	5,111	6,842
Deferred:			
Federal	**109**	1,096	990
State	**7**	141	141
Total deferred	**116**	1,237	1,131
Total provision	**$ 7,545**	$ 6,348	$ 7,973

Included in other current assets are income tax receivables in the amounts of $263,000 and $1,000 as of February 2, 2002, and February 3, 2001, respectively. The Company realized a tax benefit of $464,000 in 2001 and $38,000 in 2000 as a result of the exercise of stock options.

A reconciliation between the statutory federal income tax rate and the effective income tax rate is as follows:

Fiscal years	**2001**	2000	1999
U.S. Federal statutory tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal tax benefit	**1.9**	5.0	5.1
Other	**0.6**	(0.5)	(0.1)
Effective income tax rate	**37.5%**	39.5%	40.0%

Deferred income taxes are the result of temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

(000's)	**February 2, 2002**	February 3, 2001
Deferred tax assets:		
Accrued rent	**$ 769**	$ 653
Accrued compensation	**313**	252
Accrued employee benefits	**246**	122
Federal net operating loss carryforward	**41**	87
Lease incentives	**10**	37
Other	**180**	49
Total deferred tax assets	**$ 1,559**	$ 1,200
Deferred tax liabilities:		
Depreciation	**$ 2,246**	$ 2,484
Purchase accounting adjustments	**654**	788
Inventory valuation	**1,075**	559
Inventory purchase discounts	**1,358**	1,027
Total deferred tax liabilities	**$ 5,333**	$ 4,858

Note 8 – Employee Benefit Plans

Retirement Savings Plan

On February 24, 1994, the Company's Board of Directors approved the Shoe Carnival Retirement Savings Plan (the "Retirement Plan"). The Retirement Plan is open to all employees who have been employed for one year, are at least 21 years of age, and who work at least 1,000 hours per year. The primary savings mechanism under the Retirement Plan is a 401(k) plan under which an employee may contribute up to 15% of earnings with the Company matching the first 4% at a rate of 50%.

Employee and Company contributions are paid to a trustee and invested in up to 16 investment options at the participants' direction. The Company contributions to the participants' accounts become fully vested upon completion of three years of participation in the Retirement Plan. Contributions charged to expense in 2001, 2000 and 1999 were $304,000, $334,000 and $256,000, respectively.

Stock Purchase Plan

On May 11, 1995, the Company's shareholders approved the Shoe Carnival, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan") as adopted by the Company's Board of Directors on February 9, 1995. The Stock Purchase Plan reserves 300,000 shares of the Company's common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes in the common stock) for issuance and sale to any employee who has been employed for more than a year at the beginning of the calendar year, and who is not a 10% owner of the Company's stock, at 85% of the then fair market value up to a maximum of $5,000 in any calendar year. During 2001, 14,000 shares of common stock were purchased by participants in the plan and proceeds to the Company for the sale of those shares were approximately $128,000.

Deferred Compensation Plan

In 2000, the Company established a non-qualified deferred compensation plan for certain key employees who, due to Internal Revenue Service guidelines, cannot take full advantage of the Company sponsored 401(k) plan. Participants in the plan elect on an annual basis to defer, on a pre-tax basis, portions of their current compensation until retirement, or earlier if so elected. While not required to, the Company can match a portion of the employees' contributions, which would be subject to vesting requirements. The plan is currently unfunded. Compensation expense for the Company's match and earnings on the deferred amounts for 2001 and 2000 were $65,000 and $18,000, respectively. Total deferred compensation liability at February 2, 2002 and February 3, 2001, was $331,000 and $64,000, respectively.

Note 9 – Stock Option and Incentive Plans

1993 Stock Option and Incentive Plan

Effective January 15, 1993, the Company's Board of Directors and shareholders approved the 1993 Stock Option and Incentive Plan (the "1993 Plan"). The 1993 Plan reserves for issuance 1,500,000 shares of the Company's common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes in the common stock) pursuant to any incentive awards granted by the Stock Option Committee of the Board of Directors which administers the 1993 Plan. The 1993 Plan provides for the grant of incentive awards in the form of stock options or restricted stock to officers and other key employees of the Company. Stock options granted under the plan may be either options intended to qualify for federal income tax purposes as "incentive stock options" or options not qualifying for favorable tax treatment ("non-qualified stock options"). At February 2, 2002, 144,326 shares of unissued common stock were reserved for future grants under the plan.

Outside Directors Stock Option Plan

Effective March 4, 1999, the Company's Board of Directors approved the Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan reserves for issuance 25,000 shares of the Company's common stock (subject to adjustment for any subsequent stock splits, stock dividends, and certain other changes to the common stock). The Directors Plan calls for each non-employee Director to receive on April 1st of each year an option to purchase 1,000 shares of the Company's common stock at the market price on the date of grant. The option will vest six months from the grant date and expire ten years from the date of grant. At February 2, 2002, 19,000 shares of unissued common stock were reserved for future grants under the plan.

2000 Stock Option and Incentive Plan

Effective June 8, 2000, the Company's Board of Directors and shareholders approved the 2000 Stock Option and Incentive Plan (the "2000 Plan"). The 2000 Plan reserves for issuance 1,000,000 shares of the Company's common stock (subject to adjustment for any subsequent stock splits, stock dividends, and certain other changes in the common stock) pursuant to any incentive awards granted by the Stock Option Committee of the Board of Directors which administers the 2000 Plan. The 2000 Plan provides for the grant of incentive awards in the form of stock options or restricted stock to officers and other key employees of the Company. Stock options granted under the plan may be either options intended to qualify for federal income tax purposes as "incentive stock options" or options not qualifying for favorable tax treatment ("non-qualified stock options"). At February 2, 2002, 593,500 shares of unissued common stock were reserved for future grants under the plan.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for employee stock options. Accordingly, no compensation expense has been recognized for the 1993 Plan, the Directors Plan or the 2000 Plan.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its stock options under SFAS No. 123's fair value method. The fair value of these options was estimated at grant date using Black-Scholes option pricing model with the following weighted average assumptions:

Fiscal years	**2001**	2000	1999
Risk free interest rate	**4.3%**	5.9%	5.4%
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**70.8%**	71.5%	72.1%
Expected term	**5 Years**	5 Years	5 Years

For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(000's, except per share data)

Fiscal years	**2001**	2000	1999
Pro forma net income	**$ 11,714**	$ 8,675	$ 11,243
Pro forma net income per share-Basic	**$ .97**	$ .70	$ .85
Pro forma net income per share-Diluted	**$ .94**	$ .70	$ .83

The weighted-average fair value of options granted was $6.82, $3.68 and $7.03 for 2001, 2000 and 1999, respectively.

The following table summarizes the transactions pursuant to the stock option plans for the three-year period ended February 2, 2002:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 30, 1999	857,274	$ 7.34
Granted	322,750	11.09
Cancelled	(18,094)	10.32
Exercised	(152,584)	6.58
Outstanding at January 29, 2000	1,009,346	8.60
Granted	579,800	5.79
Cancelled	(66,750)	9.80
Exercised	(35,735)	8.96
Outstanding at February 3, 2001	1,486,661	7.50
Granted	15,000	11.08
Cancelled	(55,954)	6.97
Exercised	(392,791)	6.68
Outstanding at February 2, 2002	**1,052,916**	**$ 7.89**
Options exercisable		
At January 30, 1999	517,842	$ 6.30
At January 29, 2000	534,382	$ 6.68
At February 3, 2001	656,131	$ 7.66
At February 2, 2002	**681,741**	**$ 8.21**

The following table summarizes information regarding outstanding and exercisable options at February 2, 2002:

	Options Outstanding		
Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price
$ 4.38 – $ 6.00	481,003	7.0	$ 4.91
$ 6.25 – $10.88	177,281	6.8	$ 8.63
$11.00 – $11.50	372,632	6.8	$11.08
$11.63 – $17.25	22,000	6.2	$13.19

	Options Exercisable	
Range of Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 4.38 – $ 6.00	302,982	$ 5.19
$ 6.25 – $10.88	79.076	$ 8.60
$11.00 – $11.50	288,017	$11.07
$11.63 – $17.25	11,666	$13.40

Note 10 – Shareholders' Equity

On January 7, 2000, the Company's Board of Directors authorized a share repurchase program that allowed the Company to purchase up to $10 million of the outstanding common stock. During 1999 the Company purchased 291,900 shares at an approximate cost of $2.4 million. An additional 1,153,450 shares were purchased in 2000 at an approximate cost of $7.6 million to complete the repurchase program.

Note 11 – Contingencies

Litigation

The Company is involved in various routine legal proceedings incidental to the conduct of its business, none of which is expected to have a material adverse effect on the Company's financial position.

Note 12 – Other Related Party Transactions

The Company's Chairman and Principal Shareholder and his son are principal shareholders of LC Footwear, LLC and PL Footwear, Inc. The Company purchases name brand merchandise from LC Footwear, LLC, while PL Footwear, Inc. serves as an import agent for the Company. PL Footwear, Inc. represents the Company on a commission basis in dealings with shoe factories in mainland China, where most of the Company's private label shoes are manufactured.

The Company purchased approximately $146,000, $352,000 and $798,000 of merchandise from LC Footwear, LLC in 2001, 2000 and 1999, respectively. Commissions paid to PL Footwear, Inc. were $1.0 million, $1.2 million and $1.1 million in 2001, 2000 and 1999, respectively.

Note 13 – Quarterly Results (Unaudited)

Quarterly results are determined in accordance with the accounting policies used for annual data and include certain items based upon estimates for the entire year. All fiscal quarters in 2001 and 2000 include results for 13 weeks except for the fourth quarter of 2000 which includes results for 14 weeks. The following table summarizes results for 2001 and 2000:

(000's, except per share data)

2001	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Net sales	**$117,186**	**$113,986**	**$124,778**	**$120,606**
Gross profit	**34,956**	**32,254**	**36,813**	**31,108**
Operating income	**7,669**	**4,629**	**7,881**	**2,216**
Net income	**4,290**	**2,502**	**4,625**	**1,158**
Net income per share - Basic	**$ .36**	**$ .21**	**$ .38**	**$ .09**
Net income per share - Diluted	**$ .35**	**$ .20**	**$ .37**	**$ .09**

(000's, except per share data)

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 95,405	$ 95,611	$114,710	$112,438
Gross profit	28,193	27,391	33,929	30,418
Operating income	6,250	3,655	7,071	2,263
Net income	3,431	1,746	3,805	741
Net income per share - Basic	$ .26	$ .14	$ .32	$ .06
Net income per share - Diluted	$ .26	$ .14	$ .32	$ .06

Directors

J. Wayne Weaver
Chairman of the Board
Shoe Carnival, Inc.

Mark L. Lemond
President and
Chief Executive Officer
Shoe Carnival, Inc.

William E. Bindley[1,2*,3*]
Chairman and Chief Executive Officer
Bindley Capital Partners, LLC
Indianapolis, Indiana

Gerald W. Schoor[1*,2,3]
Merchant Banker
St. Louis, Missouri

James A. Aschleman[1]
Baker & Daniels
Indianapolis, Indiana

(1) Audit Committee
(2) Compensation Committee
(3) Stock Option Committee
(*) Committee Chairman

Officers and Corporate Management

J. Wayne Weaver*
Chairman

Mark L. Lemond*
President and Chief Executive Officer

Timothy T. Baker*
Executive Vice President –
Store Operations

Clifton E. Sifford*
Executive Vice President –
General Merchandise Manager

W. Kerry Jackson*
Senior Vice President,
Chief Financial Officer
and Treasurer

Bruce C. Boehmer
Vice President –
Loss Prevention

Gregory L. Brown
Vice President – Northern Division

Mitchell A. Chandler
Vice President – Divisional
Merchandise Manager

Terry L. Clements
Vice President – Information Services

Ron A. Derrick
Vice President – Divisional
Merchandise Manager

Sean M. Georges
Vice President – Human Resources

David M. Groff
Assistant Vice President –
Store Operations

Edward J. Hensel
Vice President – Distribution

David A. Kapp*
Vice President –
Merchandise Allocation
and Secretary

Paul R. Kinney
Vice President – Real Estate

William D. Lackey
Vice President – Divisional
Merchandise Manager

Kirk V. Light
Vice President – Store Planning

Scott A. Mauser
Vice President – Marketing

Steven D. Meyer
Vice President – Southern Division

* Executive Officers

Corporate Information

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held on Wednesday, June 5, 2002, at 10:00 a.m. local time at the Evansville Airport Marriott in Evansville, Indiana.

Market Information
The Common Stock of Shoe Carnival, Inc. is traded on the Nasdaq Stock Market under the symbol SCVL. The chart below sets forth the high and low stock prices for each quarter of the fiscal years 2001 and 2000.

	2001		2000	
	High	**Low**	High	Low
First Quarter	**$11.00**	**$ 8.22**	$13.75	$ 7.22
Second Quarter	**13.00**	**9.30**	9.75	4.81
Third Quarter	**13.85**	**8.60**	7.13	4.75
Fourth Quarter	**14.70**	**8.40**	7.00	3.94

At February 20, 2002, there were approximately 225 shareholders of record of the common stock and approximately 2,072 beneficial owners of the common stock.

Corporate Office
Shoe Carnival, Inc.
8233 Baumgart Road
Evansville, Indiana 47725
812-867-6471

Transfer Agent
Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602

Independent Auditors
Deloitte & Touche, LLP
San Francisco, California

Corporate Counsel
Baker & Daniels
Indianapolis, Indiana

Form 10-K and Investor Contact
The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to shareholders, investment professionals and securities analysts upon written request. Requests should be directed to Investor Relations at the corporate address.

Report design by Black & White Design, Louisville, Kentucky

SHOE CARNIVAL®

8233 Baumgart Road
Evansville, Indiana 47725
www.shoecarnival.com